Exhibit 12.1
INTEL CORPORATION 2009 FORM 10-K
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES FOR INTEL CORPORATION
(In Millions, Except Ratios)

	Years Ended
	Dec. 26,	Dec. 27,	Dec. 29,	Dec. 30,	Dec. 31,
	2009	2008	2007	2006	2005
Earnings[1]	$5,887	$8,002	$9,166	$7,068	$12,610
Adjustments:
Add — Fixed charges	136	158	129	144	75
Subtract — Capitalized interest	(86)	(86)	(57)	(60)	(2)

Earnings and fixed charges (net of capitalized interest)	$5,937	$8,074	$9,238	$7,152	$12,683

Fixed charges:
Interest[2]	$1	$8	$15	$24	$19
Capitalized interest	86	86	57	60	2
Estimated interest component of rental expense	49	64	57	60	54

Total	$136	$158	$129	$144	$75

Ratio of earnings before taxes and fixed charges, to fixed charges	44x	51x	72x	50x	169x

[1]	After adjustments required by Item 503 (d) of the U.S. Securities and Exchange Regulation S-K.
[2]	Interest within provision for taxes on the consolidated statements of operations is not included.